Exhibit 1

Compugen Ltd.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on Thursday, October 29, 2009

        Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Compugen Ltd. (the “Company”), an Israeli company, will be held at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on Thursday, October 29, 2009 at 10:00 AM (Israel time) for the following purposes:

1.	To elect Prof. Ruth Arnon, Mr. Martin Gerstel, Mr. Dov Hershberg and Mr. Alex Kotzer as members of the Board of Directors of the Company.

2.	To approve the issuance of options to Mr. Dov Hershberg, our Chairman of the Board of Directors.

3.	To approve the issuance of options to Mr. Martin Gerstel, our Co-Chief Executive Officer and a member of the Board of Directors.

4.	To approve the extension of the exercise period for certain vested options held by Mr. Alex Kotzer, a member of the Board of Directors.

5.	To appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst and Young Global) as the independent auditors of the Company for the 2009 fiscal year and to authorize the audit committee to determine their remuneration.

6.	To transact such other business as may properly come before the Meeting.

        Shareholders of record at the close of business on Tuesday, September 22, 2009, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel.

        The Company urges all of its shareholders to review our Annual Report on Form 20-F and our periodic reports on Form 6K, which are available on our website at www.cgen.com. However, if you wish to be mailed a copy of our Annual Report on Form 20-F or any other of our public filings, please send us a request through our website or call Investor Relations at +972-3-765-8585.

        We thank you for your cooperation.

By Order of the Board of Directors, /s/ DOV HERSHBERG —————————————— Dov Hershberg Chairman of the Board Tel Aviv, Israel September 22, 2009

PROXY STATEMENT

COMPUGEN LTD.
72 Pinchas Rosen Street
Tel Aviv 69512, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on Thursday October 29, 2009

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors” or the “Board”) of Compugen Ltd. (the “Company” or “Compugen”) for use at the 2009 Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday October 29, 2009, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of and to vote at the Meeting is established as of the close of business on Tuesday September 22, 2009.

        As of September 22, 2009, we had 28,590,830 ordinary shares outstanding, each of nominal value of 0.01 New Israeli Shekels (the “Ordinary Shares”).

        We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about Thursday, September 24, 2009. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not currently aware of any other matters to be presented at the Meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation at least twenty-four (24) hours before the commencement of the Meeting or adjourned Meeting; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to the Company at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel. Each form of proxy which is properly executed and returned to the Company prior to the Meeting will be voted in the manner instructed by the shareholder executing it or, if no instructions are given, will be voted in favor of all of the matters to be presented at the Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s transfer agent or at the Company’s mailing address listed above at least 24 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33.33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to November 5, 2009, at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Each of Proposals 1, 2 3, 4 and 5 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto sets forth certain information, as of September 22, 2009 regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our Ordinary Shares by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On such date, 28,590,830 Ordinary Shares were issued and outstanding.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership

ClearBridge Advisors LLC [1]	3,511,800	12.32%

Martin Gerstel [2]	1,852,568	6.50%

AXA Assurances I.A.R.D. Mutuelle [3]	1,517,207	5.32%

    (1)        This disclosure is based on information disclosed by ClearBridge Advisors, LLC on Form 13G/A, filed with the SEC on February 10, 2009 reflecting holdings as of January 31, 2009.

    (2)        Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Martin S. Gerstel, 668,333 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary and 634,235 shares held in various brokerage accounts for the benefit of Martin Gerstel. This disclosure is based on information disclosed by Martin Gerstel on Form 13G filed with the SEC on March 10, 2009.

    (3)        This disclosure is based on information disclosed by AXA Assurances I.A.R.D. Mutuelle on Form 13G/A, filed with the SEC on February 13, 2009 reflecting shareholdings as of December 31, 2008.

MATTERS RELATING TO THE 2009 ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

ELECTION OF DIRECTORS

        Our Board of Directors is comprised of seven (7) members, three (3) of whom were elected to be external directors and serve for a fixed term of three (3) years pursuant to the Israeli Companies Law – 1999 (the “Companies Law”), which fixed term shall end on the annual meeting to be held on 2010. Three members of our Board of Directors were elected at the Annual General Meeting of Shareholders held on September 24, 2008 and are hereby being proposed for re-election. One member, Mr. Dov Hershberg, our Chairman of the Board of Directors, was elected by the Board of Directors in February 2009 following the election of Mr. Martin Gerstel as Chief Executive Officer and his resignation as Chairman of the Board of Directors.

        Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director. Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

        Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

Name	Age	Position with the Company	Served as Director Since

Prof. Ruth Arnon	74	Director	May 2007

Martin S. Gerstel	68	Director and Co-Chief Executive Officer	August 1997

Dov Hershberg	70	Director and Chairman of the Board	February 2009

Alex Kotzer	62	Director	September 2005

        Prof. Ruth Arnon joined Compugen’s Board of Directors in May 2007. Formerly the Vice-President of the Weizmann Institute of Science (1988-1997), she is a noted immunologist, having joined the Institute in 1960.  She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute’s MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases.  Along with Prof. Michael Sela, she developed Copaxone® a drug for the treatment of multiple sclerosis which is presently marketed worldwide.  Prof. Arnon is a member of the Israel Academy of Sciences and presently serves as its Vice President.  She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies.  Her awards include the Robert Koch Prize in Medical Sciences, Spain’s Jiminez Diaz Memorial Prize, France’s Legion of Honor, the Hadassah World Organization’s Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize and she received an Honorary Doctorate from Ben-Gurion University. Prof. Arnon is the Advisor for Science to the President of Israel and the incumbent of the Paul Ehrlich Chair in Immunochemistry.

        Martin S. Gerstel is Compugen’s Co-Chief Executive Officer (together with Ms. Anat Cohen-Dayag, Ph.D), having served as Compugen’s Chairman of the Board of Directors from 1997 through 2009, and President and Chief Executive Officer from January 2009 through May 2009. Prior to 1994, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968. Mr. Gerstel is also the Chairman of Evogene Ltd. and co-founder and co-chairman of Itamar Medical, serves as a director of Yissum Ltd., Yeda Ltd. and the Foundation for the U.S. National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the Burrill Life Science Funds and the board of the Israel-U.S. BiNational Industrial Research and Development (“BIRD”) Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

        Dov Hershberg was appointed as a member of the Board of Directors and Chairman on February 9, 2009, prior to which he served as a consultant to the Board and assistant to the CEO.  Mr. Hershberg managed the BIRD Foundation for nine years, until mid 2006.  He is currently a founder and executive director of Powermat, a wireless electricity company and serves on the advisory board of the Merage Foundation.  Prior to joining BIRD, Mr. Hershberg held various senior management positions in software development, marketing and sales. He was the founder and CEO, with colleagues from Stanford University, of Molecular Applications Group which created software in biomedical research. He spent eleven years at Digital Equipment Corporation in various senior management positions in product development, marketing and sales and worked as a mathematician in the Israeli Aircraft Industry.  Mr. Hershberg holds graduate degrees in Mathematics, from the Hebrew University in Jerusalem, Israel and in Applied Mathematics and Operations Research from Columbia University in New York City.

        Alex Kotzer joined Compugen in September 2005 as President and Chief Executive Officer and a director and served in these positions until December 2008. Since retiring as President and CEO, Mr. Kotzer has remained a member of the Board of Directors. Prior to joining Compugen, he served for twelve years at Serono (Currently Merck Serono), a global biotechnology leader, headquartered in Switzerland. During his tenure at Serono, Mr. Kotzer held several senior positions, most recently as Vice President of Biotechnology Manufacturing. Previously, Mr. Kotzer was President and Chief Executive Officer of InterPharm, Serono’s Israeli affiliate. Before joining Serono, he held a variety of managerial positions in the food and chemical industries. Mr. Kotzer received his B.Sc. in Chemical Engineering from the Technion, Israel Institute of Technology, of Haifa, Israel.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that Prof. Ruth Arnon, Mr. Martin Gerstel, Mr. Dov Hershberg and Mr. Alex Kotzer are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected and qualified.”

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote “FOR” the election of each of Prof. Ruth Arnon, Mr. Martin Gerstel, Mr. Dov Hershberg and Mr. Alex Kotzer as directors of the Company.

PROPOSAL NO. 2

APPROVAL OF ISSUANCE OF OPTIONS TO OUR CO-CHIEF EXECUTIVE OFFICER
AND DIRECTOR

        Under Israeli law, the terms of service, including all compensation, of the members of the Board of Directors of the Company (in any capacity that they have in the Company) require the approval of the Audit Committee, Board of Directors and shareholders of the Company, in such order.

        Mr. Martin Gerstel, a member of our Board of Directors and Co-CEO, previously informed the Board of Directors that he wishes to waive any cash compensation in recognition of his services as a director or executive officer of the Company during 2009, but requests that in March 2010, the Board consider a cash bonus as compensation for such services, which bonus shall be based solely on the Company’s performance and will be subject to shareholder approval prior to payment. In addition, on January 15, 2009, Mr. Gerstel provided Compugen with a letter irrevocably waiving his rights to options to purchase 750,000 Compugen Ordinary Shares, representing all outstanding options to purchase Compugen Ordinary Shares then held by him.

        In February 2009, each of the Audit Committee and the Board of Directors of the Company approved, subject to shareholder approval, the grant to Mr. Gerstel of 500,000 options for the purchase of Compugen Ordinary Shares at an exercise price of $0.50 per share, the approximate market price at the time of such resolution by the Audit Committee and the Board. These 500,000 options would vest over a 4 year period beginning January 1, 2009. All options are subject to the Company’s Share Option Plan (2000).

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that following the approval and recommendation by the Audit Committee and the Board of Directors of the Company, the Company’s Co-Chief Executive Officer and director shall be issued options as set forth in Proposal 2 of the Proxy Statement of the Company dated September 22, 2009".

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the issuance of options to the Company’s Co-Chief Executive Officer and director.

PROPOSAL NO. 3

APPROVAL OF ISSUANCE OF OPTIONS TO OUR CHAIRMAN OF THE BOARD OF
DIRECTORS

        Under Israeli law, the terms of service, including all compensation, of the members of the Board of Directors of the Company (in any capacity that they have in the Company) require the approval of the Audit Committee, Board of Directors and shareholders of the Company, in such order.

        In February 2009, in recognition of Mr. Dov Hershberg’s appointment as Chairman of the Board, each of the Audit Committee and the Board of Directors of the Company approved, subject to shareholder approval, the grant to Mr. Hershberg of 200,000 options for the purchase of Compugen Ordinary Shares at an exercise price of $.50 per share, the approximate market price at the time of such approval by the Audit Committee and the Board. These 200,000 options would vest over a 4 year period beginning January 1, 2009. All options are subject to the Company’s Share Option Plan (2000).

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that following the approval and recommendation by the Audit Committee and the Board of Directors of the Company, the Company’s Chairman of the Board of Directors shall be issued options as set forth in Proposal 3 of the Proxy Statement of the Company dated September 22, 2009”.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the issuance of options to the Company’s Chairman of the Board of Directors.

PROPOSAL NO. 4

APPROVAL OF EXTENSION OF EXERCISABILITY OF CERTAIN VESTED OPTIONS
GRANTED TO MR. ALEX KOTZER, A DIRECTOR AND THE COMPANY’S FORMER
CHIEF EXECUTIVE OFFICER

        Under Israeli law, the terms of service, including all compensation, of the members of the Board of Directors of the Company (in any capacity that they have in the Company) require the approval of the Audit Committee, Board of Directors and shareholders of the Company, in such order.

        In consideration of Mr. Alex Kotzer’s service as a member of the Board of Directors and as a consultant to the Company, each of the Audit Committee and the Board of Directors of the Company has approved, subject to shareholder approval, an extension, through December 31, 2010 of Mr. Kotzer’s right to exercise certain vested options held by him as of June 30, 2009. All unvested options held by Mr. Kotzer as of June 30, 2009 shall be cancelled.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that following the approval and recommendation by the Audit Committee and the Board of Directors of the Company, any unvested options held by Mr. Alex Kotzer as of June 30, 2009 shall be cancelled and the right to exercise any then-vested options shall be extended to December 31, 2010.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote “FOR” the extension of the right to exercise certain vested options to the Company’s former Chief Executive Officer and director.

PROPOSAL NO. 5

TO APPOINT KOST, FORER, GABBAY & KASIERER (A MEMBER OF
ERNST AND YOUNG GLOBAL) AS THE INDEPENDENT AUDITORS OF THE
COMPANY FOR THE 2009 FISCAL YEAR AND TO AUTHORIZE THE AUDIT
COMMITTEE TO DETERMINE THEIR REMUNERATION

        The audit committee of our Board of Directors has selected Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2009.

        Shareholder approval of the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending December 31, 2009 is required under the Companies Law. The Audit Committee of our Board of Directors believe that such appointment is appropriate and in the best interests of the company and its shareholders. Subject to the approval of this proposal, the Audit Committee will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company.

The Board of Directors and the Audit Committee will present the following ordinary resolution at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer be appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009, and that the Company’s Audit Committee shall be authorized to determine their remuneration in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

The Board of Directors recommends that the shareholders vote FORthe approval of the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending December 31, 2009, and the authorization of our audit committee to determine their remuneration in accordance with the volume and nature of their services.

OTHER BUSINESS

        Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, /s/ DOV HERSHBERG —————————————— Dov Hershberg Chairman of the Board Tel Aviv, Israel September 22, 2009